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                                                                                    Exhibit 12

                                Louisiana Power and Light Company
                     Computation of Ratios of Earnings to Fixed Charges and
              Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                             Twelve Months Ended
                                                                December 31,                 September 30,
                                                1990     1991      1992     1993      1994      1995
Fixed charges, as defined:
  Interest on long-term debt                  $154,357  $158,816 $128,672  $124,633 $124,820   $124,992
  Interest on notes payable                         87        --      150       898    1,948      1,729
  Other interest charges                         6,378     5,924    5,591     5,706    4,546      5,230
  Amortization of expense and premium on debt    3,397     3,282    7,100     5,720    5,130      5,387
    - net(cr)
  Interest applicable to rentals                12,906    11,381    9,363     8,519    8,332      9,088

Total fixed charges, as defined                177,125   179,403  150,876   145,476  144,776    146,426

Preferred dividends, as defined (a)             42,365    41,212   42,026    40,779   29,171     28,777

Combined fixed charges and preferred          $219,490  $220,615 $192,902  $186,255 $173,947   $175,203
dividends, as defined

Earnings as defined:

  Net Income                                  $155,049  $166,572 $182,989  $188,808 $213,839   $243,325
  Add:
    Provision for income taxes:
      Federal and State                         62,236     8,684   36,465    70,552   79,260    152,648
    Deferred Federal and State - net            (9,655)   67,792   51,889    43,017   21,580    (27,948)
    Investment tax credit adjustment - net      26,646     8,244   (1,317)   (2,756) (37,552)   (36,721)
    Fixed charges as above                     177,125   179,403  150,876   145,476  144,776    146,426

Total earnings, as defined                    $411,401  $430,695 $420,902  $445,097 $421,903   $477,730

Ratio of earnings to fixed charges, as            2.32      2.40     2.79      3.06     2.91       3.26
  defined

Ratio of earnings to combined fixed charges
  and preferred dividends, as defined             1.87      1.95     2.18      2.39     2.43       2.73


------------------------
 (a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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